Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: BellSouth Corporation
Commission File No.: 1-8607
AT&T AND BELLSOUTH TO MERGE
This merger takes place in the face of rapidly evolving technology, service convergence, and ever-intensifying marketplace competition. The merger is the right combination at the right time.
•	It combines two of America’s most respected companies, companies with complementary strengths and a heritage of integrity, exceptional customer service, and premier network and technical competencies.
•	Together, these companies will help make America’s communications and entertainment infrastructure equal to or surpass the most advanced networks in the world today.
The merger of AT&T and BellSouth will enhance the resiliency and restorability of essential national infrastructure. The merger enhances national security by strengthening a diverse telecommunications network and preserving unparalleled wireless and wireline capabilities in the United States.
•	The merger will make available to BellSouth increased capital to invest in infrastructure in BellSouth’s region, including investments to restore and enhance telecommunications infrastructure destroyed by Hurricane Katrina.
The merger of AT&T and BellSouth will drive the next evolution in wireless technology and heighten wireless competition.
•	As technology and the marketplace evolve, the merger is needed to foster investment in and further evolution of the Cingular Wireless business, a joint venture of AT&T and BellSouth.
➢	Governance of Cingular requires consensus between AT&T and BellSouth because voting control of Cingular is split equally between both companies.

➢	Given that AT&T and BellSouth remain independent companies with diverse interests, disagreements between AT&T and BellSouth that result in delays in decision making and conflicts over crucial matters such as optimal investment levels, branding, marketing, service offers, and technology would harm Cingular, its network, and its customers.

➢	The separation of Cingular from both its parents also prevents integration of its network and offerings with those of its parents’ wireline and broadband networks, something important to the future development of the industry.

•	The merger will enable AT&T and BellSouth to create a single IP-based network from the three separate networks of Cingular, BellSouth, and AT&T. This single network will generate efficiencies and innovations that would not occur absent the merger. This will:
➢	speed the next evolution in wireless technology as the combined companies implement a common architecture that supports both wireless and wireline services and products, enabling the integration, for example, of wireless offerings with Web-based VoIP capabilities and of video capabilities with wireless handsets;

➢	simplify customer service offers by permitting the integrated offering and billing of wireless and wireline services under a unified brand;

➢	intensify wireless competition with other providers, including Sprint/Nextel, which is integrating wireline and wireless services for business customers, the already integrated Verizon Wireless, and T Mobile, which is focused on the consumer segment.
•	The merger fully reunites the inventor of cellular technology, AT&T Labs, with a wireless provider and network to foster even greater innovation in the future.
The merger of AT&T and BellSouth will also expand video competition and bring lower rates and enhanced control of T.V. programming to more consumers.
•	Consumers will benefit because the merger will allow AT&T to extend competitive, interactive video services to BellSouth’s service territory faster than would likely occur but for the merger.
➢	While AT&T has committed to deploy competitive interactive video services throughout its service territory, BellSouth has yet to decide whether or to what extent to deploy such services.

➢	The merger will eliminate any uncertainty and support a faster and broader deployment of alternative video services to millions of consumers in BellSouth’s region than would otherwise occur.

➢	As the GAO found and the FCC recognized just last week, video competition from a broadband service provider reduces rates (23% on average for basic cable) and improves service quality.
•	The broader reach made possible by the merger will enable the combined company to obtain essential programming services on more flexible terms than otherwise would be possible. This will permit more effective competition with incumbent video distributors and service offerings more responsive to consumer needs.

•	The merger will also enhance opportunities for program diversity by creating a more effective alternative distribution outlet that will reduce concentration and buying power among incumbent video distributors and reach a larger base of customers to support new programming.
The merger of AT&T and BellSouth will also expand broadband deployment.
•	Economies of scope achieved in the provision of voice, data, video, and wireless services to more consumers will improve the economics of broadband deployment.
➢	When AT&T received video franchising authority from the Texas PUC, the enhanced economies enabled AT&T to announce deployment of broadband technology to every wire center in Texas.

➢	As the local authorization process is reformed, these same economies would enable the combined company to deploy broadband to more consumers throughout the combined companies’ service territory.
•	The merger will enhance efforts to bring broadband to rural areas by enabling the combined companies to spread the research and development costs of wireless broadband technologies over a broader base of customers.
The merger of AT&T and BellSouth will also create enormous efficiencies in the delivery of voice, data, and video services.
•	The merger is expected to create $18 billion in synergies.
•	These savings will financially strengthen the combined company, enhance its ability to invest, and translate into heightened competition, rapidly improving technologies and services, and increased savings for consumers.
The merger will only enhance competition and benefit consumers.
•	It will create a provider better able to innovate, invest, and compete as it enters new markets and faces the challenge of rapidly evolving technology, service convergence, and ever-intensifying competition in its traditional markets from an array of nontraditional providers.
Cautionary Language Concerning Forward-Looking Statements
We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and BellSouth Corporation and are subject to significant risks and uncertainties and outside of our control.
The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T’s, BellSouth’s, and Cingular Wireless LLC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). Neither AT&T nor BellSouth is under any obligation, and each expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.
NOTE: In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, including a joint proxy statement/prospectus of AT&T and BellSouth, and AT&T and BellSouth will file other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement, including the joint proxy statement (and all amendments and supplements to it) and other materials when they become available because they contain important information. Investors will be able to obtain free copies of the registration statement and joint proxy statement, when they become available, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC’s Web site (www.sec.gov). Copies of AT&T’s filings may also be obtained without charge from AT&T at AT&T’s Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth’s filings may be obtained without charge from BellSouth at BellSouth’s Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.
AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding AT&T’s directors and executive officers is available in AT&T’s 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T’s preliminary proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on February 10, 2006, and information regarding BellSouth’s directors and executive officers is available in BellSouth’s 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and BellSouth’s proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants will be included in the registration statement and joint proxy statement, and the other relevant documents filed with the SEC when they become available.